NR12-25	September 13, 2012

     Cardero Announces Final Results
from Ferricrete Reverse Circulation Drilling,
Sheini Hills Iron Project, Ghana

Best intersections include:
RC Hole 114: 8 metres from surface, grading 40.46% Iron
RC Hole 123: 14 metres from surface, grading 41.56% Iron
RC Hole 124: 9 metres from surface, grading 45.63% Iron

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces receipt of the final batch of reverse circulation drill results from Phase I Ferricrete (detrital iron) drilling at the Company’s Sheini Hills Iron Project, in northeastern Ghana.

In addition to the drilling of haematite ironstones, surface Ferricrete/Detrital Deposits have been tested with 127 short drill holes (1,923 metres) of reverse circulation drilling. Cardero has received assay results from an additional 41 reverse circulation holes located in 5 of the 8 Ferricrete fields drill-tested. These results are presented in Table 1 with a summary of the iron grade in each ferricrete field summarized in Table 2.

Ferricrete/Detrital Deposits are surface deposits situated on the fringes of the ironstone ridges. They are typically in the range of 5 to 15 metres in thickness. The attraction of deposits of this type is that they would not require normal open pit mine development, since the mineralization is at surface and of limited thickness (generally less than 15 metres).

These types of deposits, if mined, could be extracted using equipment such as open bowl scrapers, which can remove softer overburden material without the need for blasting. This type of machinery is frequently utilized at civil engineering projects but is also used to clear overburden in mining operations. Efficient removal of the mineralization from these deposits in this way could provide significant operational savings. Iron grades in the Detrital Deposits are typically lower than grades in primary ironstone because the deposits are semi-consolidated and contain a portion of soil and non-iron related material. This is not considered to be a disadvantage since those materials should be easily removed during beneficiation. Removing surface mineralization in this way results in a zero strip ratio.

If the Sheini Hills Iron Project should be advanced to mining in the future (of which there can be no certainty), the surface Detrital Deposits could potentially be mined first, while major open pit development and pre-stripping is taking place on the ironstone ridges.

Cardero Resource Corp.	- 2 -	September 13, 2012
NR12-25 – Continued

Table 1: Ferricrete Iron Results by Drill Hole*

Drill hole	Ferricrete Field	From (m)	To (m)	Thickness (m)	Iron Grade %

SRC117	3	0	10	10	39.42
SRC118	3	0	2	2	32.28
SRC119	3	0	3	3	28.66
SRC120	3	0	2	2	33.06
SRC095	4	0	4	4	34.62
SRC096	4	0	10	10	29.37
SRC097	4	0	1	1	32.22
SRC098	4	0	9	9	34.98
SRC099	4	0	16	16	31.43
SRC100	4	0	4	4	32.10
SRC101	4	0	2	2	43.42
SRC102	4	0	3	3	43.16
SRC103	4		no significant results
SRC121	4	0	13	13	35.46
SRC122	4	0	20	20	32.06
SRC123	4	0	14	14	41.56
SRC124	4	0	9	9	45.63
SRC125	4	0	3	3	44.14
SRC126	4	0	4	4	46.33
SRC127	4	0	10	10	34.41
SRC107	6	0	4	4	30.73
SRC108	6	0	4	4	22.91
SRC109	6	0	8	8	26.32
SRC110	6	0	11	11	25.35
SRC111	6	0	2	2	36.57
SRC112	6	0	2	2	27.85
SRC113	6	0	7	7	26.74
SRC114	6	0	8	8	40.46
SRC115	6	0	1	1	32.50
SRC087	7	0	2	2	31.69
SRC088	7	1	24	23	29.91
SRC089	7	0	4	4	24.34
SRC090	7	0	5	5	28.16
SRC091	7	0	2	2	34.45
SRC092	7	0	7	7	29.77
SRC093	7	0	10	10	31.91
SRC094	7	0	4	4	30.23
SRC104	Camp	0	2	2	22.45
SRC105	Camp	0	4	4	33.79
SRC106	Camp	0	8	8	25.92
SRC116	Camp	0	2	2	22.47

*All holes are drilled vertically. Ferricretes are recent, sub-horizontal detrital deposits and intersections presented here are considered true thicknesses.

Cardero Resource Corp.	- 3 -	September 13, 2012
NR12-25 – Continued

Table 2: Ferricrete Iron Summary Results

Field	Min & Max Thickness (m)	Avr Thickness (m)	Iron Grade* (%)

Field 1	2-18	7.1	31.27
Field 2	1-11	6.2	37.05
Field 3	2-10	3.6	31.04
Field 4	1-20	9.0	36.62
Field 5	1-8	4.8	29.26
Field 6	1-11	5.2	29.28
Field 7	2-23	6.2	26.54
Field 8	2-11	6.8	28.70
Camp	2-8	4.0	27.02

*Weighted average iron for each Ferricrete field calculated separately.

Detrital iron deposits are found where weathering has eroded bedded ironstones and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types are found peripheral to the Sheini Hills ironstone ridges. When rock units break down under the weathering process they are often affected by circulating groundwater and, under appropriate conditions, typically form hard indurated zones such as ferricrete and laterite.

The quality of the potential iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes.

RESOURCE ESTIMATE UNDERWAY

SRK Consulting has been retained to complete an initial resource estimate for the Sheini Hills Iron project. Now that Phase 1 exploration is complete this is underway, with the maiden resource reporting anticipated for Q4 2012.

Cardero Resource Corp.	- 4 -	September 13, 2012
NR12-25 – Continued

Figure 1: Maps showing Sheini Property (left) and the Phase I drill program focused in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Ferricrete Fields 1- 8 are labeled; this release includes data from Fields 3, 4, 6, 7 and camp; and the weighted averages of all fields.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

Cardero Resource Corp.	- 5 -	September 13, 2012
NR12-25 – Continued

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499